SCHEDULE 13D

CUSIP No. 58509R104	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Thomas Francis Mendolia

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58509R104	Page 2 of 5 Pages

(1)	Names of reporting persons Thomas Francis Mendolia
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,500,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,500,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.05%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 58509R104	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Medytox Solutions, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2. Identity and Background

This Schedule 13D is being filed by Dr. Thomas Francis Mendolia. The business address of Dr. Mendolia is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Dr. Mendolia is the Chief Executive Officer of the Issuer’s laboratories.

During the last five years, Dr. Mendolia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Dr. Mendolia is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Shares were issued to Dr. Mendolia, and options were issued to Dr. Mendolia, as described in Item 5 below, for services to the Issuer.

Item 4. Purpose of Transaction

Dr. Mendolia acquired the Shares for investment purposes. Dr. Mendolia may, from time to time, depending upon then market conditions and other factors deemed relevant by Dr. Mendolia, acquire additional Shares or dispose of the Shares.

Dr. Mendolia does not have any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

SCHEDULE 13D

CUSIP No. 58509R104	Page 4 of 5 Pages

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Dr. Mendolia will continue to evaluate the Issuer and its management and may, depending upon Dr. Mendolia’s then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5. Interest in Securities of the Issuer

As of October 1, 2012, Dr. Mendolia may be deemed to beneficially own 7,500,000 Shares (or approximately 23.05% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 4,500,000 Shares owned of record by Dr. Mendolia, and (ii) 3,000,000 stock options owned of record by Dr. Mendolia, to purchase a like number of Shares of Common Stock. Dr. Mendolia may be deemed to have sole dispositive and voting power over the 7,500,000 Shares beneficially owned by Dr. Mendolia, including the stock options. Dr. Mendolia also owns of record 1,000 shares of the Issuer’s Series B Non-Convertible Preferred Stock, $.0001 par value, which shares are not convertible into Shares of the Issuer’s Common Stock. Such shares of Non-Convertible Preferred Stock are not included in the total number of Shares beneficially owned by Dr. Mendolia, set forth above.

The Issuer granted Dr. Mendolia an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $2.50 per share through December 31, 2017; an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $5.00 per share through December 31, 2017; and an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $10.00 per share through December 31, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 58509R104	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2013	/s/ Thomas F. Mendolia
Thomas Francis Mendolia